UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Item 1.01. Entry into a Material Definitive Agreement.

On May 12, 2026, Braiin Limited (the “Company”) announced that it has entered into a non-binding term sheet (the “Home Term Sheet”) to advance its proposed acquisition of Home.cc (“Home”), an AI-enabled “living infrastructure” platform. The Home Term Sheet provides that the Company plans to invest GBP 3,850,000 (approximately A$7.27 million) for 50.1% of the enlarged issued share capital in Cumbria Capital Ltd. (England and Wales, Company No. 12177019), Home’s parent company. The Home Term Sheet is not legally binding and is subject to satisfactory due diligence, the execution of binding transaction documents (including a subscription agreement, share purchase agreement, shareholders’ agreement, disclosure letter and other agreed-upon transaction documents), required shareholder approvals from both the Company and Home and necessary Nasdaq and regulatory approvals, among other customary closing conditions.

A copy of the press release announcing the proposed transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated May 12, 2026 – Braiin Advances Proposed Acquisition of Home.cc with Valuation and Growth Capital Components Totaling Approximately $73 Million to Build AI-Native LivTech Platform for Residential Lifecycle Services, Targeting the $3+ Trillion Global Residential Lifecycle Services Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: May 12, 2026